UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2011 (the “Quarterly Securities Report”).

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements. In addition, the Quarterly Securities Report is intended to update prior disclosures made by MUFG and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2010 and the other reports filed or submitted by MUFG to the SEC.

Risks Relating to Our Business

We have described below the major developments and changes that we believe may have a material impact on your investment decision with respect to the risks to our business and other risks disclosed in our most recent annual and quarterly securities reports filed in Japan. The discussion below contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the risk factor subheading below corresponds to the numbering of the same risk factor subheading in “Item I.2.4. Information on the Company—Business—Risks relating to Our Business” in our most recent annual securities report.

19.	Risks relating to capital ratio

The Basel Committee on Banking Supervision announced new global capital and liquidity standards for financial institutions, such as us, as part of its comprehensive set of reform measures (“Basel III”) developed in response to the recent global financial crisis. It is expected that new regulatory requirements under the announced standards will likely be more stringent than those currently applicable to financial institutions and will be implemented in phases from 2013.

Business Segment Information

Third Quarterly Financial Reporting Period (from April 1, 2010 to December 31, 2010)

1.	Summary of Reporting Segment

A reporting segment is a unit whose individual financial information, which is separated from other units that constitute MUFG, is readily available, and a unit on which MUFG’s Board of Directors regularly reviews to make decisions regarding distribution of management resources and to evaluate MUFG’s overall business performance.

MUFG engages in wide-ranged, comprehensive financial services through its subsidiaries and affiliates that include commercial banks, trust banks, securities companies, credit card and consumer finance companies. MUFG’s operations are conducted under an integrated business group system where its subsidiaries and affiliates are grouped into the following three business areas – Retail, Corporate and Trust Assets. MUFG, through this system, provides value added financial products and services to our customers in a timely manner.

MUFG operates under a matrix framework with various business segments consisting of group companies based on its integrated business group system. To assist appropriate evaluation of our future cash flow forecasts, MUFG uses the following core entities (on a consolidated basis) operating in different industries and regulatory environments as reporting segments.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) - Banking

Mitsubishi UFJ Trust and Banking Corporation (MUTB) - Trust Banking

Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) - Securities

Consumer Finance Subsidiaries (CFS) - Credit card and consumer finance (*)

(*)	Consumer finance subsidiaries include Mitsubishi UFJ NICOS Co, Ltd. and ACOM CO, LTD.

2.	Information on Segment Ordinary Income (Losses) and Net Income (Losses)

							(in millions of yen)
	BTMU	MUTB	MUSHD	CFS	Others	Total	Adjustments	Consolidated
Ordinary Income
From customers	2,342,654	417,270	231,409	392,668	106,052	3,490,055	—	3,490,055
From internal transactions	61,367	19,055	16,884	16,401	373,001	486,710	(486,710)	—
Total	2,404,022	436,326	248,294	409,070	479,054	3,976,766	(486,710)	3,490,055
Net Income (Loss)	485,071	65,567	18,395	(39,582)	349,151	878,604	(326,774)	551,829

Notes:

1.	Ordinary Income is equivalent to revenues as generally used by Japanese non-financial companies.

2.	“Others” include MUFG, Mitsubishi UFJ Asset Management Co., Ltd. and other companies.

3.	Adjustments on net income include elimination of inter-segment transactions of 308,024 million yen, MUSHD’s reorganization costs of 26,816 million yen, and 8,066 million yen of amounts that are not allocated among segments consisting of profits (losses) from investment in affiliates (equity method), amortization of goodwill, tax expenses and minority interests.

4.	Net Income for “Others” includes 333,351 million yen of dividends from MUFG’s subsidiaries and affiliates.

5.	Net Income is adjusted from the net income in the consolidated quarterly profit and loss statements for the quarterly financial reporting period (nine months) ended December 31, 2010.